Exhibit 99.1



FOR IMMEDIATE RELEASE

Financial Contact: **Media Contact:**
Steve Cave   Nick Gold
Director. Investor Relations   Director, Community Affairs
(404) 584-3801   (404) 584-3457

AGL RESOURCES REPORTS FIRST QUARTER EARNINGS

ATLANTA, April 28, 2004 – AGL Resources Inc. (NYSE: ATG) today reported first quarter 2004 net income of $65.7 million, or $1.02 per basic share, compared with $51.8 million, or $0.86 per basic share (after the cumulative effect of a change in accounting principle) reported in the first quarter of 2003. The change in accounting principle adopted in the first quarter 2003 reflected the final provisions of EITF 02-03 (which required non-derivative energy trading contracts to be recorded at historical cost and reported on an accrual, rather than a mark-to-market, basis) and resulted in a pre-tax charge to the company of $12.6 million that also had the effect of lowering net income by $7.8 million on a one-time basis. First quarter 2003 reported results before the cumulative effect of the accounting change were $59.6 million, or $0.99 per basic share.

The company's results reflect improved earnings in its Distribution Operations and Energy Investments segments, which offset lower earnings in the Wholesale Services segment and increased corporate expenses for the quarter.

"Investors can count on AGL Resources to keep looking for improvements," said Paula G. Rosput, Chairman, President and Chief Executive Officer. "This quarter demonstrates we can maintain our momentum and continue to deliver sustainable, repeatable earnings in 2004."

QUARTERLY RESULTS BY BUSINESS SEGMENT

Distribution Operations

The Distribution Operations segment contributed EBIT of $82.1 million, compared with $81.0 million reported in first quarter 2003. The increase in EBIT was primarily the result of increased income due to customer growth at each of the company's three utilities, an increase in additional charges for gas stored for marketers, and an increase in revenue from Atlanta Gas Light's pipeline replacement program. On a net basis, the company's three utilities had an average of nearly 11,000 incremental connected customers in the first quarter 2004 as compared to 2003. Total operating expenses for the quarter were $97.9 million, up from $92.0 million in the same period last year, primarily as a result of additional pension expense, loss on retirement of assets, and higher software licensing expense.

Energy Investments

The Energy Investments segment contributed EBIT of $32.2 million for the first quarter 2004, compared with $16.0 million in the first quarter 2003, primarily due to strong results from SouthStar Energy Services. The improved results at SouthStar primarily reflect higher operating margins, lower hedging costs, and substantially lower bad debt expense, as well as AGL Resources' expanded ownership in the joint venture and an amended ownership agreement that provides for AGL Resources to receive 75 percent of SouthStar's earnings, beginning in 2004. These results were achieved despite first quarter 2004 weather that was milder than the comparable period in 2003, and reflect the increased energy use in SouthStar's customer base. During the first quarter 2003 (effective February 18, 2003, for accounting purposes), AGL Resources increased its ownership interest in SouthStar from 50 percent to 70 percent.

On March 31, 2004, AGL Resources adopted Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 46R, Consolidation of Variable Interest Entities, which resulted in AGL Resources accounting for its interest in SouthStar under the consolidation method of accounting beginning January 1, 2004, rather than the equity method that had previously been used.

Wholesale Services

The Wholesale Services segment contributed $12.3 million in EBIT for the first quarter 2004, down from $20.7 million for the same period last year. The $8.4 million decline is primarily the result of increased sales from lower-cost storage inventory during the first quarter of 2003, at a time when gas prices were extremely volatile, compared with lower sales from storage and a higher inventory cost during the same period in 2004.

Despite lower volatility during first quarter 2004 as compared to 2003, Sequent Energy Management's sales volumes for the quarter were 2.1 Bcf/day, up 8 percent over the same period last year. In addition, Sequent continued to be active in negotiating and executing asset management agreements with non-affiliated energy users during first quarter 2004. Sequent's EBIT contribution for the first quarter of 2004 and its increased asset management activity are consistent with AGL Resources' plan to refine the repeatable portion of this segment's performance.

Corporate

The Corporate segment EBIT contribution decreased by $3.8 million in first quarter 2004 compared to the prior year period. These results reflect increased corporate costs associated with governance-related costs attributed to the holding company, as well as increased legal, consulting and employee-related costs.

INTEREST EXPENSE AND INCOME TAXES

Interest expense for the first quarter 2004 was $15.9 million, compared with $19.9 million in first quarter 2003. The decrease reflects favorable interest rates and lower average debt balances during the period. The company's debt-to-capitalization ratio as of March 31, 2004, was 52 percent, down substantially from 59 percent as of December 31, 2003.

First quarter 2004 income taxes were $41.1 million, a $3.0 million increase over first quarter 2003. The higher income taxes resulted from higher corporate earnings for the quarter, offset by a decrease in the effective tax rate.

EARNINGS OUTLOOK

In November 2003, AGL Resources forecasted 2004 full-year earnings per share between $2.01 and $2.10. The company reaffirms this earnings guidance for the year.

Earnings Conference Call Webcast: The AGL Resources first quarter 2004 earnings conference call and webcast, scheduled for Wednesday, April 28, 2004, at 3 p.m. (ET), can be accessed via the investor relations section of the AGL Resources website at www.aglresources.com. The webcast replay of the call will be available on the website through the close of business on Wednesday, May 5, 2004.

AGL Resources Inc. (NYSE: ATG) is an Atlanta-based energy services holding company. Its utility subsidiaries - Atlanta Gas Light, Virginia Natural Gas and Chattanooga Gas – serve more than 1.8 million customers in three states. Houston-based subsidiary Sequent Energy Management provides natural gas asset management services, including wholesale trading, marketing, gathering and transportation services as well as third-party asset management. As a member of the SouthStar partnership, AGL Resources markets natural gas to consumers in Georgia under the Georgia Natural Gas brand. AGL Networks, the company's telecommunications subsidiary, owns and operates fiber optic networks in Atlanta and Phoenix. For more information, visit www.aglresources.com.

This press release contains forward-looking statements. Company management cautions readers that the assumptions, which form the basis for the forward-looking statements, include many factors that are beyond company management's ability to control or estimate precisely. Those factors include, but are not limited to, the following: changes in industrial, commercial, and residential growth in the company's service territories and those of the company's subsidiaries; changes in price and demand for natural gas and related products; impact of changes in state and federal legislation and regulation, including various orders of the state public service commissions and the Federal Energy Regulatory Commission, on the gas and electric industries and on the company, including the impact of Atlanta Gas Light's performance based rate plan; effects and uncertainties of deregulation and competition, particularly in markets where prices and providers historically have been regulated, unknown risks related to nonregulated businesses, and unknown issues such as the stability of certificated marketers; impact of Georgia's Natural Gas Consumers' Relief Act of 2002; concentration of credit risk in certificated marketers and the company's wholesale services segment's counterparties; excess network capacity and demand/growth for dark fiber in metro network areas of AGL Networks' customers; AGL Networks' introduction and market acceptance of new technologies and products, as well as the adoption of new networking standards; ability of AGL Networks to produce sufficient capital to fund its business; ability to negotiate new contracts with telecommunications providers for the provision of AGL Networks' dark-fiber services; industry consolidation; performance of equity and bond markets and the impact on pension fund costs; impact of acquisitions and divestitures; changes in accounting policies and practices issued periodically by accounting standard-setting bodies; direct or indirect effects on the company's business, financial condition or liquidity resulting from a change in the company's credit ratings or the credit ratings of the company's competitors or counterparties; interest rate fluctuations, financial market conditions, and general economic conditions; uncertainties about environmental issues and the related impact of such issues; impact of changes in weather upon the temperature-sensitive portions of the company's business; and other risks described in the company's documents on file with the Securities and Exchange Commission.

Supplemental Information
Company management evaluates segment financial performance based on earnings before interest and taxes (EBIT), which includes the effects of corporate expense allocations. Items that are not included in EBIT are financing costs, including debt and interest expense, income taxes and the cumulative effect of changes in accounting principles. The company evaluates each of these items on a consolidated level, and believes EBIT is a useful measurement of our performance because it provides information that can be used to evaluate the effectiveness of our businesses from an operational perspective, exclusive of the costs to finance those activities and exclusive of income taxes, neither of which is directly relevant to the efficiency of those operations.

Operating margin is a non-GAAP measure of income, calculated as revenues minus cost of gas, excluding operation and maintenance expense, depreciation and amortization, and taxes other than income taxes. These items are included in the company's calculation of operating income. The company believes operating margin is a better indicator than operating revenues of the top-line contribution resulting from customer growth, since cost of gas is generally passed directly through to customers.

EBIT and operating margin should not be considered as alternatives to, or more meaningful indicators of, the company's operating performance than operating income or net income as determined in accordance with accounting principles generally accepted in the United States of America. In addition, the company's EBIT or operating margin may not be comparable to similarly titled measures of another company.

A reconciliation of non-GAAP financial measures referenced in this press release and otherwise in the earnings conference call and webcast is attached to this press release and is available on the company's website at www.aglresources.com under the "investor information" section.

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AGL Resources Inc.
Reconciliation of Operating Margin to Operating Revenues
For the Three Months Ended
March 31, 2004 and 2003
(In millions)

	Three Months		
	3/31/04	3/31/03	Fav/(Unfav)
Operating Revenues	651.0	352.5	298.5
Cost of gas	392.8	148.6	(244.2)
Operating margin	**258.2**	**203.9**	**54.3**

AGL Resources Inc.
Condensed Statements of Consolidated Income
For the Three Months Ended
March 31, 2004 and 2003
(In millions , except per share amounts)

	Three Months		
	3/31/04	**3/31/03**	**Fav/(Unfav)**
Operating Revenues	651.0	352.5	298.5
Total Operating Expenses	517.8	251.0	244.2
Operating Income	**133.2**	**101.5**	**31.7**
Equity in Earnings of SouthStar	-	14.4	(14.4)
Other Income	.5	1.7	(1.2)
Minority interest	(11.0)	-	(11.0)
Earnings Before Interest & Taxes	**122.7**	**117.6**	**5.1**
Interest Expense	15.9	19.9	(4.0)
Earnings Before Income Taxes	**106.8**	**97.7**	**9.1**
Income Taxes	41.1	38.1	(3.0)
Income Before Cumulative Effect of Change in Accounting Principle	**65.7**	**59.6**	**6.1**
Cumulative Effect of Change in accounting principle	-	(7.8)	7.8
Net Income	**65.7**	**51.8**	**13.9**
EPS Before Cumulative Effect of Change in Accounting Principle			
Basic	1.02	0.99	0.03
Diluted	1.00	0.98	0.02
EPS			
Basic	1.02	0.86	0.16
Diluted	1.00	0.85	0.15
Shares Outstanding			
Basic	64.6	60.3	4.30
Diluted	65.4	60.7	4.70

AGL Resources Inc.
EBIT Schedule
For the Three Months Ended
March 31, 2004 and 2003
(In millions , except per share amounts)

	Three Months		
	3/31/04	3/31/03	Fav/(Unfav)
Distribution Operations	82.1	81.0	1.1
Wholesale Services	12.3	20.7	(8.4)
Energy Investments	32.2	16.0	16.2
Corporate	(3.9)	(0.1)	(3.8)
Consolidated EBIT	122.7	117.6	5.1
Interest Expense	15.9	19.9	(4.0)
Income Taxes	41.1	38.1	3.0
Income Before Cumulative Effect of Change in Accounting Principle	65.7	59.6	6.1
Cumulative Effect of Change in Accounting Principle	-	(7.8)	7.8
Net Income	65.7	51.8	13.9
Earnings per Common Share Before Cumulative Effect of Change in Accounting Principle			
Basic	1.02	0.99	0.03
Diluted	1.00	0.98	0.02
Earnings per Common Share			
Basic	1.02	0.86	0.16
Diluted	1.00	0.85	0.15